

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

<u>Via E-Mail</u>
Baochang Xia
President and Chief Executive Officer
US-FEIWO Agricultural Industry International, Inc.
699 Serramonte Blvd Ste 212
Daly City, CA 94015

> **Re:** **US-FEIWO Agricultural Industry International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 16, 2012**
> **File No. 333-181342**

Dear Baochang Xia:

Our preliminary review of your amendment indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, the disclosed financial information is not current as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 with questions regarding the financial statements or related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Harold P. Gewerter, Esq.